As filed with the Securities and Exchange Commission on May 31, 2005.

                        SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

   In the Matter of                                         CERTIFICATE
 Cinergy Corp., et al.                                           OF
   File No. 70-9577                                         NOTIFICATION

  Public Utility Holding Company Act of 1935
           ("PUHCA" or "Act")


         Cinergy Corp., a Delaware corporation and registered holding company ("Cinergy"), hereby submits the following pursuant to rule 24 under the Act and the Commission's orders dated June 23, 2000 and May 18, 2001 in the above docket, HCAR Nos. 27190 and 27400 (the "Cinergy Financing Orders"). This certificate reports activity for the calendar quarter ended March 31, 2005.

         Any capitalized terms used herein but not defined herein have the respective meanings given in the Cinergy Financing Orders.

        1. Pursuant to the "EWG/FUCO Projects Limit" prescribed in the Cinergy Financing Orders, Cinergy's "aggregate investment" (as used in rule 53(a) under PUHCA) may not exceed the sum of (1) an amount equal to 100% of Cinergy's "consolidated retained earnings" (as used in rule 53(a) under PUHCA), plus (2) $2,000,000,000, excluding any investments subject to the Restructuring Limit. At March 31, 2005, (a) Cinergy had "consolidated retained earnings" of $1,587 million and therefore a EWG/FUCO Projects Limit of $3,587 million; (b) Cinergy's "aggregate investment" pursuant to the EWG/FUCO Projects Limit was approximately $744 million; and
              (c) accordingly, Cinergy's remaining investment capacity under the EWG/FUCO Projects Limit was approximately $2,843 million.

        2. At March 31, 2005, consolidated debt, cumulative preferred stock, and common stock equity comprised approximately 51.9%, 0.7%, and 47.4%, respectively, of Cinergy's consolidated capitalization. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules.)

        3.    At March 31, 2005, Cinergy's market-to-book ratio was 178%.

        4. The Cinergy Financing Orders reserved jurisdiction over the ability of Cinergy to make investments under the Restructuring Limit. Accordingly, there is no activity to report with respect thereto.

        5. For the quarter ended March 31, 2005, Cinergy issued $353.8 million of common stock and had a net decrease of $521 million in notes payable and other short-term obligations; Cinergy issued no new long-term debt securities. At March 31, 2005, Cinergy's unconsolidated total capitalization (excluding retained earnings and accumulated other comprehensive income)was approximately
              $3.6 billion, a net increase of $1.6 billion over Cinergy's unconsolidated total capitalization at December 31, 1999, the benchmark used in the Cinergy Financing Orders, in which the Commission authorized Cinergy to increase its unconsolidated total capitalization by $5 billion. Guarantees issued by Cinergy and outstanding at March 31, 2005 totaled $759 million, leaving remaining Cinergy guarantee authority under the Cinergy Financing Orders of approximately $1,241 million. Finally, Cinergy affirms that it has met the applicable terms and conditions as specified in Section II of the Cinergy Financing Orders.

        6. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Cinergy is concurrently filing in paper format as Exhibit A, certain information concerning new investments for the quarter ended March 31, 2005, including the aggregate investment by EWG/FUCO Project and growth in retained earnings, along with the year to date March 31, 2005 net income and revenues of Cinergy's EWG/FUCO Projects.



                               S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  May 27, 2005

                                             CINERGY CORP.


                                             By:  /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Vice President and Treasurer